UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35886

HEMISPHERE MEDIA GROUP, INC.

(Exact name of registrant as specified in its charter)

4000 Ponce de Leon Boulevard

Suite 650

Coral Gables, FL 33146

(305) 421-6364

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

Pursuant to the requirements of the Securities Exchange Act of 1934, Hemisphere Media Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

* On September 13, 2022, pursuant to the Agreement and Plan of Merger, dated as of May 9, 2022, by and among Hemisphere Media Group, Inc., a Delaware corporation (“Hemisphere”), Hemisphere Media Holdings, LLC, a Delaware limited liability company and a wholly owned, indirect subsidiary of Hemisphere, HWK Parent, LLC, a Delaware limited liability company (“Parent”), HWK Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub 1”), and HWK Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Merger Sub 1, Merger Sub 1 merged with and into Hemisphere, with Hemisphere continuing as the surviving corporation and a wholly owned subsidiary of Parent.

HEMISPHERE MEDIA GROUP, INC.

Date:	September 20, 2022	By:	/s/ Adam Reiss
Name: Adam Reiss Title: Vice President